Exhibit 99.1

NXT Energy Solutions Inc. ranks in the “2014 TSX Venture 50”

CALGARY, ALBERTA, February 12, 2014, NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTC:NSFDF) is pleased to announce that the Company has achieved a ranking in the 2014 TSX Venture 50, from over 2,100 companies listed on the TSX Venture Exchange.  Specifically, NXT was ranked #8 in the Diversified Industries category.

The TSX Venture 50 is a ranking of the prior year’s top performers on the TSX Venture Exchange, spanning the Clean Technology, Diversified Industries, Mining, Oil & Gas and Technology & Life Sciences sectors.  These emerging companies have shown strong results in key measures of market performance. The ranking is comprised of ten companies from each of the five industry sectors and is based on four equally weighted criteria: market capitalization growth, share price appreciation, trading volume and analyst coverage.

“We are proud of the honor of being recognized in this elite group of TSXV companies” noted George Liszicasz, NXT Energy’s President and CEO.   “Our growing list of clients, loyal shareholders, dedicated Board and management, employees and advisors have all been integral to our success and we look forward to continuing to build shareholder value in 2014 and beyond.”

NXT Energy Solutions Inc. is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system provides an effective and reliable method to reduce time, costs, and risks related to hydrocarbon exploration.  The SFD® system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne exploration survey method.  SFD® can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs, and enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Disclaimer and Forward-Looking Statements:

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2012 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Investor Relations
kin communications inc.
604-684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
403-206-0805

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
403-206-0800
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.